UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67957

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

86 SUMMIT AVE, SUITE 303
(No. and Street)

SUMMIT	NJ	07901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT PETERS	212-668-8700	RPETERS@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

225 ASYLUM STREET, SUITE 2300	HARTFORD	CT	06103
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, JARED MARGOLIES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO 2/28/23

DEBRA L. PERRETTE
Notary Public, State of New Jersey
Commission # 50179796
My Commission Expires [illegible]

Debra L Perrette
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
Simplicity Financial Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Simplicity Financial Investment Services, Inc. (the Company) as of December 31, 2022, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2008.

Hartford, Connecticut
February 28, 2023

Simplicity Financial Investment Services, Inc.

Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	168,719
Commissions receivable		54,252
Prepaid expenses		28,824
Deferred tax asset		253,412
Total Assets	**$**	**505,207**
Liabilities		
Accounts payable and accrued expenses	$	19,448
Due to related party		63,378
Total Liabilities		82,826
Stockholders' Equity		
Common stock, $.001 par value; 100 shares authorized; 100 shares issues and outstanding		-
Additional paid-in capital		1,322,639
Accumulated deficit		(900,258)
Total Stockholders' Equity		422,381
Total Liabilities and Stockholders' Equity	**$**	**505,207**

See notes to financial statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Simplicity Financial Investment Services, Inc. (the "Company") was incorporated in the state of Delaware on July 9, 2008. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2009. The primary function of the Company is to engage in dialogue and training regarding the distribution of annuity and life insurance products with Registered Representatives of third-party nonaffiliated broker-dealers. Such dialogue and training may involve comparisons of fixed insurance products to variable/registered products, and discussions related to client suitability between Company Registered Representatives and Registered Representatives of unaffiliated Broker-Dealers. The Company is a wholly-owned subsidiary of Simplicity Financial Marketing Holdings, Inc. (the "Parent').

The Company has elected the exemptive provision from paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Broker/dealers operating under the provisions of (k)(1) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3. The Company does not, directly or indirectly, receive or hold funds or securities for customers or carry customer accounts in any manner.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition: The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed to, and the risks and rewards of ownership have been transferred to/from the customer. Commission revenue and expense on variable annuity, fixed annuity and insurance products are recognized on the date that the annuity is approved by the insurance carrier and paid for by the owner.

Income taxes: The Company is classified as a "C" corporation for income tax purposes, and files a consolidated tax return with its Parent. The Company records its own tax provision as if it were a separate filer. Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement operations. The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

Deferred taxes are provided under the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are recorded when, in the opinion of management, it is more than likely than not that all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements (Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $85,893, which was $80,371 in excess of its required net capital of $5,522. The Company's percentage of aggregate indebtedness to net capital was 96.43%.

Note 3. Related Party Transactions

The Company has an expense sharing agreement with the Parent effective January 1, 2022 that allocates certain costs to the Company based on the approximate percentage of time spent by personnel for wages and payroll taxes, and a reasonable basis for certain other costs in proportion to the total of those costs incurred by the Parent. For the year ended December 31, 2022, the Parent charged the Company $108,500 for allocated wages, payroll taxes and operating costs. The allocated expenses, as well as other expenses, are paid by the Parent and charged to the Company through intercompany. At December 31, 2022, the Company has an intercompany balance due to the Parent of $63,378.

For the year ended December 31, 2022, the Company paid a capital distribution to the Parent of $200,000.

Note 4. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $100,000.

Note 5. Income Taxes

As of December 31, 2022, the Company had net operating loss carryforwards available for tax purposes in its consolidated tax return filing with the Parent of approximately $970,000 for Federal and State tax purposes. Realization of deferred tax assets is dependent on future earnings of the Company and the Parent, the timing and amount of which is uncertain. U.S. GAAP requires a valuation allowance to reduce reported deferred tax assets if, based on the weight of available evidence, it is more likely that some portion or all of the deferred tax assets will be realized. After consideration of all evidence, both positive and negative, the Company reversed the valuation allowance at December 31, 2022 because the Company's management has determined that it is more likely than not that these assets will be realized, resulting in the Company recording an income tax benefit of $253,412 during the year.

The components of deferred taxes as of December 31, 2022 are as follows:

Federal net operating loss carry forward	$	190,412
State net operating loss carry forward		63,000
Total deferred tax assets before valuation allowance	$	253,412
Valuation allowance		-
Net deferred tax asset	$	253,412

Note 5. Income Taxes (Continued)

Loss carryforwards for tax purposes have the following expiration dates:

Expiration Date	Federal	State
2032	54,000	54,000
2033	15,000	15,000
2034	-	-
2035	-	-
2036	145,000	145,000
2037	142,000	142,000
Indefinite	614,000	614,000
	$ 970,000	$ 970,000

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the stockholder. For the year ended December 31, 2022, management has determined that there are no material uncertain income tax positions.

Note 6. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were issued on February 28, 2023 and determined that there have not been any events that have occurred that would require adjustments to or disclosure in the financial statement.